August 9, 2024
VIA EDGAR
Ms. Babette Cooper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Pacific Oak Strategic Opportunity REIT, Inc.
Form 10-K for the Fiscal Year Ending December 31, 2023
Filed April 1, 2024
File No. 000-54382
Dear Ms. Cooper:
We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated July 22, 2024, regarding the above referenced Annual Report on Form 10-K filed by Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”). For your convenience, we have reproduced below the comment from the comment letter and included the Company’s responses.
Form 10-K for the Fiscal Year Ending December 31, 2023
Comment:
Commitments and Contingencies
Please tell us the maximum potential amount of future payments you can owe under your guarantee of 110 William Joint Venture and revise future filings to include all disclosure required by ASC 460-10-50-4.
Response:
The maximum potential amount of future payments under these guarantees is inestimable and dependent on various factors. These include obligations dependent on the 110 William Joint Venture’s future operating performance level, potential completion cost overages, future levels of variable rate debt and related interest, occurrence of any one triggering event, and the amount of future contributions by the Company. Due to uncertainties surrounding these factors, as of June 30, 2024 and December 31, 2023, we were unable to estimate the maximum amount of future payments under the Company’s guarantees. However, we acknowledge the need to disclose this in future periodic filings, and we will enhance our disclosure to include all requirements in accordance with ASC 460-10-50-4.
The Company hereby acknowledges that:
•It is responsible for the adequacy and accuracy of the disclosure in the filings;
•Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing or require further information, please feel free to contact me at mbender@pac-oak.com or by phone at 949-630-0671 or our outside counsel Christopher Stambaugh of DLA Piper LLP at christopher.stambaugh@us.dlapiper.com or by phone at 919-786 2040.
Sincerely,
/s/ Michael Bender
Michael Bender
Chief Financial Officer
Pacific Oak Strategic Opportunity REIT, Inc.
cc: Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)